

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Joel Schonfeld
President
Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

> **Re:** **Wilder Filing, Inc.**
> **Amendment No. 6 to Form 10-12G**
> **Filed March 22, 2011**
> **File No. 000-53876**

Dear Mr. Schonfeld:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Dana Brown
Attorney-Advisor